FOR IMMEDIATE RELEASE

April 8, 2008 PR 03/08 US:GGTH-F

General Exploration Update

Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to provide an update of its 2008 exploration projects in Chihuahua, Mexico.  Within the Company’s main property package, the Uruachic Mining District, three projects, San Timoteo, La Reforma and Las Bolas are currently active.  These projects, which are directly operated by the Company, include diamond drilling on all three areas, underground rehabilitation and sampling on the San Timoteo and Las Bolas areas and geological mapping, Induced Polarization and Magnetic geophysical surveys in preparation for drilling on the San Timoteo II claim.  The Company is well financed, with over $4.3 million currently in the treasury, and expects to be active on these projects throughout the year.  A separate press release with updated details of the drilling will be released shortly.

Apart from the projects being run directly by the Company, two other exploration programs are underway on properties that are currently under option to other companies.

Golden Goliath’s La Cruz property is currently under option to Pan American Silver’s Mexican subsidiary, Minera Corner Bay S.A. de C.V. Under the terms of the option agreement Minera Corner Bay has the right to earn a 60% interest in La Cruz by making cash payments totaling US$300,000 and spending US $450,000 on the property over a period of three years.

The La Cruz property is located in Chihuahua State, on the very eastern edge of the Sierra Madre Occidental mountain range. La Cruz has extensive old underground mine workings and large old dumps that attest to substantial past activity.  The mine workings have been inactive for at least 75 years and there is no record of any exploration drilling having ever been done.

Pan American Silver has given Golden Goliath an exploration summary for the La Cruz project dated April 1, 2008.  The work done to date includes rehabilitation of the access and old mine roads and 1:2,000 scale surface geological mapping. Survey grid lines have been established and surface samples collected along them at 25 metre intervals. The main La Cruz mine workings have been rehabilitated and mapped at a scale of 1:500.  Systematic underground sampling has been done every three metres perpendicular to the main structure, resulting in the collection of 194 samples from inside the mine.  A Natural Source–Frequency Magneto telluric Imaging survey has also been conducted, with its final report still pending.

In addition, pads have been prepared for an initial planned diamond drill program of eight holes totaling approximately 2,000 metres of HQ diameter coring.  They are currently waiting for geophysical results, doing additional surface work and are waiting for the drill crew which is expected in four to six weeks.

Golden Goliath is pleased with the progress to date on La Cruz and is happy to have a very successful and competent partner on this project. Having Pan American Silver and Minera Corner Bay conducting the exploration at La Cruz allows Golden Goliath to focus its efforts on the main portion of the Uruachic Camp.

Golden Goliath has also entered into an option agreement with Comstock capital on the Company’s Corona and Chamizal properties.  Under the terms of the agreement Comstock Capital has the right to earn a 60% interest in the Corona property, which lies in the northwest corner of the Uruachic mining camp in Chihuahua’s Sierra Madre Occidental mountain range Comstock Capital has been conducting exploration work on the Corona property since last summer.  They are very pleased with the results of their initial work program and have now completed its 43-101 report that it is preparing to file with the Exchange.  Details of the results will be disclosed once the 43-101 Report has been filed.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG).  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico.  Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards.  Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.  To find out more about Golden Goliath visit www.goldengoliath.com.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com.  The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.